Filed by BNC Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BNC Bancorp

(Commission File No. 000-50128)

Date: January 23, 2017

Transcript of Video of Richard D. Callicutt II, President and Chief Executive Officer of BNC Bancorp, made available to employees of BNC Bancorp:

Good morning,

I’m very pleased to announce the merger with Pinnacle Bank of Nashville, Tennessee. This is a historic opportunity and a merger of opportunity for our Company. Over the last several years we’ve enjoyed tremendous success, a lot of hard work, a lot of acquisitions, a lot of organic growth. Our Company has grown now to north of $7 billion, but it has also put us in a precarious situation relative to the future and relative to the regulatory challenges of being a bank this size. And as we’ve always talked about, how do we continue to create value in our Company for our customers, our shareholders and our employees. This merger creates that opportunity. Pinnacle Bank is a Tennessee bank. They were born just like we were. They started in 2000, have grown tremendously with very capable, outstanding management to now an $11 billion Company. But what’s more important about Pinnacle Bank is that they share the same core values that I share, that we share at our organization. They are very customer-centric. They are very employee-centric. They rank in the U.S. at the top of the heap in terms of customer satisfaction, employee retention and employee satisfaction. At the end of the year I made an equity investment in each of you, giving you stock and we’ve tried to do that over the last several years to give you more of a sense of an ownership of your Company. At Pinnacle Bank, they’ve been doing that since they started the bank and have really created an environment of teamwork, an environment of ownership, an environment of trust and growth. Together we can continue that growth and that core environment of customer-centric employees and employee satisfaction. Over the next several months you’re going to hear a lot about Pinnacle Bank and I would ask you to refer to the press release and some other facts that you’ll be learning more about the Company over the next few weeks and next few months. But what’s more important to me is to tell you how proud I am of you. How proud I am of what we’ve built as an organization. And to tell you this organization, this geography, this footprint, this team is going to continue. I’ll be joining Pinnacle Bank’s Board of Directors at the executive level along with three directors from our existing board. David Spencer will remain with the bank handling the financials for the Carolinas and Virginia and also helping globally on M&A and other activities at a global level. This team is going to continue. All the folks in the branches, all the lenders, all the regional managers, all your credit partners, all the people that have been put together to make this Company successful over the last several years are going to continue to be here. We’re going to enjoy the synergies, the capital, and we’re going to eliminate the uncertainty of the future of this organization. I’m very proud of you again I’m very proud of what we’ve accomplished in a reasonably short period of time, but I’m more proud and more excited now about what we’re going to be able to create. What we’re going to be able to do together. And what we’re going to be able to accomplish for our employees, for our shareholders and for our customers as we go forward as one. There will be more to come for you in the next several days and weeks. We hope to get as much information out as quickly as possible. Relative to our growth plans, we’ll be continuing to build facilities, we’ll be continuing to hire teammates, and we’ll be continuing to grow this Company. I thank you now for all you’ve done for me and all you’ve done for this organization, but I thank you more for what you’re going to be doing for this Company over the next several months and over the next year to integrate this organization and make this the best integration that’s occurred in this industry in our lifetime. Put your best foot forward and carry the flag high. I’ll be doing that for you and again we’ll grow this Company together. Thank you again. Have a good day.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this communication, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle Financial Partners, Inc. (“Pinnacle”) and BNC Bancorp (“BNC”) of the proposed merger, Pinnacle’s and BNC’s future financial and operating results (including the anticipated impact of the merger on Pinnacle’s and BNC’s earnings and tangible book value) and Pinnacle’s and BNC’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle and BNC to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure to obtain the necessary approvals by Pinnacle and BNC shareholders, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the merger, (10) the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger or related to the merger and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and BNC disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Pinnacle’s and BNC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Pinnacle with the SEC may be obtained free of charge at Pinnacle’s website at www.pnfp.com, under the heading “About Pinnacle” and the subheading “Investor Relations,” or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700.

The documents filed by BNC with the SEC may be obtained free of charge at BNC’s website at www.bncbanking.com under the “Investor Relations” section, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

In connection with the proposed transaction, Pinnacle intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of BNC and Pinnacle and a prospectus of Pinnacle, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BNC and Pinnacle are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Pinnacle or BNC as described in the paragraphs above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle, BNC, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle’s and BNC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle and their ownership of Pinnacle common stock is set forth in the definitive proxy statement for Pinnacle’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 10, 2016, and other documents subsequently filed by Pinnacle with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC common stock is set forth in the definitive proxy statement for BNC’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 6, 2016, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.